

LEAVENWORTH ICE RINK - EXECUTIVE SUMMARY

December, 2024

The Leavenworth Ice Rink Story

Leavenworth is a Bavarian wonderland in the heart of Washington state's Cascade mountains, providing visitors with an authentic European alpine experience for over 60 years. Today, over 3 million visitors from around the world visit Leavenworth and it's a major draw from the nearby Seattle metropolitan area.

The town is consistently on the "top mountain town" lists from major publications including Travel + Leisure and Outside. Furthermore, this fairytale setting has attracted numerous Hollywood films as it's an ideal location for "Christmas Town, USA". In other words, Leavenworth is arguably the premiere wintertime destination in the entire country.

Visitors and adventurers come to Leavenworth not only for the Bavarian music, dining, shopping and architecture - they also come for a myriad of outdoor activities. Natural wonders abound in the surrounding area, from world class whitewater rafting and rock climbing, to all forms of snowsports and wintertime skiing. For the majority of visitors, however, in-town activities are the primary draw. World renowned festivals, and newer recreation that includes a successful mountain roller coaster, are available but are also limited given how many people visit each year. One glaringly obvious activity that is missing is world-class ice skating. Comparable towns throughout the Alps in Europe, and premiere North America winter destinations such as Sun Valley, Whistler, Vail, and Snowmass, all offer in-town ice skating as a primary activity. In 2007 Winthrop, WA, another Cascade mountain town, albeit much smaller, built a full size ice rink and facility that amalgamated the community with ice sports and dramatically enhanced its tourism offering. This rink is regularly at capacity and hosts large ice hockey tournaments despite being a 4+ hour drive from the Seattle metro area.

 

The city government of Leavenworth has acknowledged this shortcoming as far back as the 1980s. Since then, ice skating has always been a top 3 request from both residents and visitors. In 2012, a resolution was passed to support an ice rink in town. In 2014, the city spent $30K to commission a feasibility study for an ice rink. This study determined that 17%-20% of visitors would use the ice rink. Unfortunately, the city government has been unable to agree upon a municipal option, thus requiring private operators to deliver on this promise. In 2019, an operator ran a small but profitable rink in a city park for less than two months that earned an estimated $200K. This proved that the demand for ice skating is real but a small, sub-par, and overcrowded rink was not the answer. In 2021, a statistically relevant Recreational Needs Study established an ice rink as one of the most important recreational facilities along with an aquatic center and indoor rock climbing, with the former being available and the latter currently being planned. It is clear that this premiere destination requires a premiere ice facility.

Leavenworth Ice Rink - Reimagining the Outdoor Ice Skating Experience

- **3.6 Million visitors projected per year**

- **Conservatively, 10% of visitors ice skating over 6 months = 170K+ individual sessions plus ice sports (Hockey, Curling, Figure Skate)**
  - A $30K Feasibility Study in 2015 concluded 20% local and visitor participation
- **Income from public skate sessions + skate rentals, concessions, ice sports, event ticket sales and facility rentals**
- **Mornings and weekday off-hours - rented to community sports & recreation**

With support from members of the city council, local businesses, the local school district and local community organizations, the Leavenworth Ice Rink team is positioned to deliver the ultimate urban winter experience in the Pacific Northwest. This in-town, NHL-regulation size, outdoor rink will be open 6 months of the year from fall to early spring. The rink will offer multiple, daily skating sessions as well as self-service, app-based access 24/7. Hockey, curling, speed skating and figure skating will be a priority for visitors, local leagues, and aspiring athletes. Physical education sessions will be made available for school children and their families during the morning hours. Regular events such as Oktoberfest on Ice, The Bavarian Winter Holiday Show, figure skating competitions, ice hockey tournaments, expos and other ice sport competitions will be staples. All of this will ensure millions of visitors have the option to magically glide across the ice in a spectacular alpine village and under majestic mountains throughout the fall, winter and spring.



The Location

A local family that owns numerous hotels in town, continues to invest in enhancing tourism and has proven their commitment to the community over many decades. This family has offered a premium location for the Leavenworth Ice Rink. This riverside setting is only 2 blocks from the core downtown area, providing commanding views of the local mountains and abutting majestic trees along the Wenatchee river. This location ensures that unforgettable memories will be created for visitors and the majority of residents will have a short, less than a mile walk to the facility.



Downtown
Leavenworth
Ice Plaza
Sherbourne Street
Division Street
10th Street
Commercial Street
9th Street
Woodward Street
Whitman Street
Leavenworth
Library
& Town
Hall
8th Street
Main Street
Cascade
Medical
Center

The Team

A team of dedicated community members with extensive experience in business, recreation operations and ice sports have spent years planning to deliver the Leavenworth Ice Rink experience. The founding team consists of Marco Aurilio and Zoltan Szabadi, both long-standing members of the Leavenworth community.

Marco has leveraged his degree in chemistry and biology to start a successful food start-up, and has since created numerous other small businesses in the area, all while dedicating himself to the community as a volunteer firefighter/EMT, soccer coach, Farmers Market board member and advocate for the community as a City Council member for 2 years. He has also spent a lifetime playing, and 11 years coaching, ice

hockey in Wenatchee (WAHA) with 2 WA State Youth Hockey Championships, his two sons, Tonio and Dante are on track for college and semi-pro hockey. Marco understands what it takes to run an ice facility and deliver ice sports.

Zoltan has worked for 25+ years in high tech including founding multiple startups. He has raised millions of dollars in equity, sold one of his start-ups to a public company, and went on to create over $1B in new business over a 13 year career as an executive at AWS and Google. Most importantly, Marco and Zoltan have spent years as hockey teammates and currently play together in Wenatchee. But they really look forward to playing closer to home at the Leavenworth Ice Rink!

Board Members

Ryan Forbes, VP of Operations at Stevens Pass for over 20 years - Master advisor for running the most complex recreational facilities

Mike Cummings, Executive Board Member at Leavenworth Ski Hill Heritage Foundation (LSHHF) - Our liaison with the community and the LSHHF, the de facto community sports organization in town

Steven Gusa, Ice Operations Consultant, lead ice technician for Trine University (IN) - 24 years of ice rink management experience, making sure we run the smoothest of ice operations

Roland Franke, Global Pharmaceutical Entrepreneur, MIT Sloan MBA, PhD Chemistry - bringing an outside perspective and "think big" business ideas

Plan and Funding

<u>Phase 1 - October 2025 launch - seasonal ice rink and facilities from October - March</u>

Investment:
$300,000 - crowdfunding via WeFunder
$2,500,000 - Primary investor, and preferred seed investor group
TOTAL INVESTMENT: $2.8M

Estimated Sales: $2.5M
Estimated Expenses: $1.6M

The Leavenworth Ice Rink rink will be a temporary facility that will be set-up in late September. The primary facilities will include the outdoor rink, spectator stands for 700-1000, concessions & rental stand, picnic shelter with tables, and a heated bathroom trailer. Paid sessions will begin in October during the popular Oktoberfest season. The season will continue through November, which includes the Christmas Market and Thanksgiving week, December, with over 500K visitors for the Holiday season, and then for the remainder of the winter and early spring. The latter part of the season will be an opportunity for the Leavenworth Ice Rink to be the number one draw in town, and the team will emphasize ice-based events and tournaments to attract additional groups of visitors for a greatly improved shoulder season for all local businesses. Removal of the facility will be at the beginning of April each year.

The leased location for the Leavenworth Ice Rink meets all the criteria for a 6 month ice skating season (Oct-Mar): located in town and visible to visiting tourists, over 2 acres in size, meets parking stall requirements, and a signed lease for a minimum 2 season commitment, with an option to extend as this ice rink fits into the long term plans of the landowner. Off season storage will be in a local warehouse in the greater Wenatchee area.

Phase 2 - A Permanent Location

After the initial 2 year lease period, additional capital will be raised from mostly debt financing and potentially additional equity investment. This round is expected to be $6M-$8M and will be used to either secure a long-term lease at the current site or acquire land for a permanent location. The funding will also be used to expand spectator seating to 1500, add a permanent dining and drinking venue, enhance shading and access technology, and make capital improvements for year round usage of the facility. The non-skating season will emphasize concerts and performances with expanded seating capacity and a stunning outdoor environment for live music and performances. This is expected to be a premier venue for leading music acts that typically fill theaters of similar size in major cities, such as the Moore and Paramount theaters in Seattle. It can also be considered a mini-Gorge or Red Rocks outdoor style venue. The revenue from the summer season could equal, and potentially exceed, that of ice skating.

Outside of events, the default summer season for the facility will be a sports arena supported by visitor and local demand. This will be a multi-use facility with interchangeable court and turf for scheduling a variety of sports simultaneously or dedicated league, games and tournaments. Activities may include: pickleball, tennis, soccer, basketball, volleyball, lacrosse and roller hockey. The state of the art shading for the recreation and dining area will provide a comfortable arena when other outdoor venues in town will be too hot in the summer sun of Eastern Washington.

This Leavenworth Ice Rink and Events Venue is poised to sustainably provide demanded amenities, enhanced visitor experience and deliver a long overdue benefit to the community made possible with our robust and growing tourism economy.